                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                                  ViryaNet Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 1.0 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M97540 11 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Ana Isabel Morales
                                Telvent GIT, S.A.
                                  Valgrande, 6
                                28108 Alcobendas
                                  Madrid, Spain
                                 34-90-233-5599
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 4, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




        PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A
                       CURRENTLY VALID OMB CONTROL NUMBER.


CUSIP No.         M97540 11 2
-------------------------------------------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  TELVENT GIT, S.A.

-------------------------------------------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See Instructions)        (a) [ ]

                                                                                             (b) [ ]
-------------------------------------------------------------------------------------------------------------------

         3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)
                  WC

-------------------------------------------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]

-------------------------------------------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization
                  SPAIN

-------------------------------------------------------------------------------------------------------------------

Number of         7.       Sole Voting Power                    539,258
Shares Bene-      -------------------------------------------------------------------------------------------------
ficially          8.       Shared Voting Power                        0
Owned by Each     -------------------------------------------------------------------------------------------------
Reporting         9.       Sole Dispositive Power               539,258
Person With       -------------------------------------------------------------------------------------------------
                  10.      Shared Dispositive Power                   0
-------------------------------------------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  539,258

-------------------------------------------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

-------------------------------------------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)
                  19.9%

-------------------------------------------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)
                  CO

-------------------------------------------------------------------------------------------------------------------

1.       SECURITY AND ISSUER.

         This statement relates to the ordinary shares, par value NIS 1.0 per share (the "Ordinary Shares") of ViryaNet Ltd., a company organized under the laws of the State of Israel ("ViryaNet"). The address of ViryaNet's principal executive office is 8 HaMarpe St., Har Hotzvim, P.O. Box 45041, Jerusalem 91450, Israel.

2.       IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of Telvent GIT, S.A., a company organized under the laws of Spain ("Telvent"). Abengoa, S.A., a company organized under the laws of Spain ("Abengoa"), beneficially owns, directly and indirectly through a wholly owned subsidiary, approximately 96% of Telvent's issued and outstanding capital stock. Attached and incorporated herein by reference is Schedule A, which sets forth certain information concerning the directors and executive officers of Telvent and Abengoa.

         The address of Telvent's principal office is Telvent GIT, S.A., c/ Valgrande, 6, 28108 Alcobendas Madrid, Spain. The address of Abengoa's principal office is Abengoa, S.A., Avda. de La Buhaira, 2, 41018 Sevilla, Spain.

         Telvent is Abengoa's information technology subsidiary. Telvent's principal business involves developing real time information technology solutions, specialized and with a high technological added value for specific industrial sectors such as Energy, Environment, Traffic, Transport, Telecom and Public Administration. Telvent also provides supervision, control, and management systems for industrial and business processes. Additionally, Telvent manages technological neutral infrastructures.

         Abengoa is an industrial and technology company, the principal business of which involves providing solutions for sustainable development, the information and knowledge society and infrastructure. Abengoa operates four business segments: (1) bioethanol, which produces ethyl alcohol from vegetable products, (2) environment, which manages and treats industrial waste and water,
(3) systems and network, which provides telecommunication network integration, and (4) engineering and industrial construction.

         During the last five years, neither Telvent, nor, to the knowledge of Telvent, Abengoa or any of Telvent's or Abengoa's directors and executive officers has either (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Telvent expended $1,000,000 of its working capital to purchase the securities reported herein.

4.       PURPOSE OF TRANSACTION.

         The information set forth in Item 6 is hereby incorporated by reference into this Item 4.

         Telvent signed a strategic agreement with ViryaNet in November 2001, and since that time has been responsible for marketing, selling, implementing, and supporting ViryaNet solutions for Telvent's Energy, Environment, Traffic and Transport business units operating in Spain, Portugal, and Latin America. Telvent acquired the Ordinary Shares covered by this statement as a strategic investor and the shares are being held for investment purposes. Telvent intends to review on a continuing basis its investment in the Ordinary Shares of ViryaNet and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Depending on market and other conditions, Telvent may continue to hold the Ordinary Shares, acquire additional Ordinary Shares, or, subject to the Lock-up Agreement described in Item 6, dispose of all or a portion of the Ordinary Shares it now owns or may hereafter acquire. Except as otherwise noted below, neither Telvent nor to the knowledge of Telvent, Abengoa has plans that relate to or would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ViryaNet or any of its subsidiaries;

         (b) a sale or transfer of a material amount of assets of ViryaNet or any of its subsidiaries;

         (c) except as otherwise disclosed in Item 6 with respect to Telvent's right to nominate a director of ViryaNet, any change in the present board of directors or management of ViryaNet, including plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (d) any material change in the present capitalization or dividend policy of ViryaNet;

         (e) any other material change in ViryaNet's business or corporate structure;

         (f) except as otherwise disclosed in Item 6 with respect to ViryaNet's agreement not to take certain actions to modify the Ordinary Shares, changes in ViryaNet's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ViryaNet by any person;

         (g) causing a class of securities of ViryaNet to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) a class of equity securities of ViryaNet becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (i) any action similar to any of those enumerated above.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) Telvent beneficially owns, and is the record holder of, 539,258 Ordinary Shares representing 19.9% of the Ordinary Shares issued and outstanding as of August 4, 2003.

         (b) Telvent has the sole power to vote, to direct the vote, to dispose and to direct the disposition of the 539,258 Ordinary Shares.

         (c) On August 4, 2003, Telvent purchased an aggregate of 539,258 Ordinary Shares from ViryaNet in a private placement that was exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"). The Ordinary Shares were purchased for an aggregate consideration of $1,000,000, or $1.8544 per share. See Item 6 for a further description of this acquisition. To Telvent's knowledge, neither Abengoa nor any person listed on Schedule A beneficially own any securities of ViryaNet or have engaged in transactions in ViryaNet's Ordinary Shares during the sixty days prior to the date of this Schedule 13D.

         (d) To the knowledge of Telvent no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Schedule 13D.

         (e) Not applicable.


6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On July 28, 2003, Telvent and ViryaNet entered into a Share Purchase Agreement (the "Share Purchase Agreement") pursuant to which on August 4, 2003 (the "Closing Date"), Telvent purchased an aggregate of 539,258 Ordinary Shares from ViryaNet in a private placement that was exempt from the registration requirements of the 1933 Act. The Ordinary Shares were purchased for an aggregate consideration of $1,000,000, or $1.8544 per share.

         Under the terms of the Share Purchase Agreement, ViryaNet agreed, among other things, that at all times from and after the Closing Date, and provided that Telvent and its affiliates hold at least 269,687 Ordinary Shares of ViryaNet, ViryaNet will cause the size of its Board of Directors to be and remain at least six (6) members. ViryaNet further agreed that immediately after the Closing Date and for so long thereafter as Telvent and its affiliates hold at least 269,687 Ordinary Shares, ViryaNet's Board of Directors will (1) nominate as a director of ViryaNet such representative of Telvent as Telvent elects, and (2) recommend in each of ViryaNet's proxy statements pursuant to which directors are to be elected that the shareholders of ViryaNet elect such representative as a director.

         Under the terms of the Share Purchase Agreement, Telvent also has the right to participate (totally or partially, in the discretion of Telvent) in any future private financings of ViryaNet consummated during the period ending on the first anniversary of the Closing Date, whether by way of issuance of share capital or other rights or securities convertible into or exchangeable for share capital by ViryaNet, and to maintain its ownership percentage in ViryaNet. This participation right, however, will not apply to any issuance of securities to employees, officers or consultants of ViryaNet, financial institutions or lessors in connection with commercial credit arrangements or equipment financings, strategic investors or to securities issued in connection with an acquisition of another corporation by ViryaNet.

         Under the Share Purchase Agreement, ViryaNet further agreed that its Board of Directors will neither approve nor submit to the shareholders of ViryaNet any amendment to the Articles of Association or other organizational documents of ViryaNet that modifies rights of the Ordinary Shares.

         In connection with the purchase of the Ordinary Shares, in addition to the Share Purchase Agreement, Telvent and ViryaNet entered into a Registration Rights Agreement, dated August 4, 2003 (the "Registration Rights Agreement"), and a Lock-up Agreement, dated August 4, 2003 (the "Lock-up Agreement"). Under the Registration Rights Agreement, ViryaNet and Telvent agreed, among other things, to the terms pursuant to which ViryaNet is required to register the Ordinary Shares purchased by Telvent under the Share Purchase Agreement for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the 1933 Act, as well as perform various other obligations and agreements related to such registration. Under the Lock-up Agreement, Telvent agreed, among other things, not to transfer until the six month anniversary of the Closing Date any of the Ordinary Shares it purchased pursuant to the Share Purchase Agreement, together with any Ordinary Shares issued as a dividend or in connection with a stock split, recapitalization, reclassification, subdivision, combination or exchange of Ordinary Shares of ViryaNet. Telvent also agreed that until the fifteen-month anniversary of the Closing Date, following the effective date of a registration statement of ViryaNet filed under the 1933 Act, if requested by ViryaNet and the underwriter in an underwritten offering of ViryaNet's securities, Telvent will not for a period of up to 90 days directly or indirectly sell or otherwise transfer or dispose of any securities of ViryaNet held by it at any time during such period except for securities included in such registration and provided that certain other stockholders of ViryaNet have agreed to similar lock-up restrictions.

         Other than the Share Purchase Agreement, the Registration Rights Agreement and the Lock-up Agreement described herein, to the knowledge of Telvent, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of ViryaNet, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         The description of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are filed with this Schedule 13D and incorporated by reference into this response to Item 6.

7.       MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT                      DESCRIPTION
        -----------   ----------------------------------------------------------

             1 Share Purchase Agreement, dated as of July 28, 2003, by and among ViryaNet Ltd. and Telvent GIT, S.A.

             2 Registration Rights Agreement, dated as of August 4, 2003 by and among ViryaNet Ltd. and Telvent GIT, S.A.

             3 Lock-up Agreement, dated as of August 4, 2003, by and among ViryaNet Ltd. and Telvent GIT, S.A.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2003                     TELVENT GIT, S.A.

                                          By:/s/ Manuel Sanchez Ortega
                                             --------------------------------
                                             Name: Manuel Sanchez Ortega
                                             Title: Chief Executive Officer

                                                                      SCHEDULE A


1. DIRECTORS AND EXECUTIVE OFFICERS OF TELVENT GIT, S.A. The name and present principal occupation or employment of each director and executive officer of Telvent and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is c/o Telvent, c/ Valgrande, 6, 28108 Alcobendas, Madrid, Spain. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Telvent. All directors and executive officers listed below are citizens of Spain, except Pedro Soares Franco de Avillez who is a citizen of Portugal.

                                                                     PRESENT PRINCIPAL
              NAME                                                OCCUPATION OR EMPLOYMENT
----------------------------------    ---------------------------------------------------------------------------------
Jose Luis Aya Abaurre                 Director of Telvent; Director of Abengoa and of Inversion Corporativa IC, S.A.
                                      (holding company)

Pedro Bernad Herrando                 President of Telvent; President of Telvent Energia y Medio Ambiente, S.A. (a
                                      control systems company), a subsidiary of Telvent

Carlos de Borbon Dos Sicilias         Director of Telvent; Director of Compania Espanola de Petroleos, S.A. (a
                                      petroleum company), Viajes Marsans (a travel company) and of Iberpistas S.A. (a freeway administration company)

Miguel Cuenca Valdivia                Director of Telvent; an attorney with Cusam Abogados (a law firm)

Alfonso Gonzalez Dominguez            Director of Telvent; Chief Executive Officer of Instalaciones Abengoa, S.A.
                                      (Inabensa) (an electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energia, Ingenieria y
                                      Construccion Industrial S.A. (an engineering and construction company in the industrial field), a subsidiary of Abengoa

Jorge Guarner Munoz                   Director of Telvent; Chief Executive Officer of Confide, S.A. (an insurance company)

Miguel A. Jimenez -Velasco            Secretary of the Board of Directors of Telvent; Secretary of the Boards of
Mazario                               Directors of Abengoa, Instalaciones Abengoa, S.A. (Inabensa) (an electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energia, Ingenieria y Construccion Industrial S.A. (an
                                      engineering and construction company in the  industrial field), a subsidiary of
                                      Abengoa

Jose A. Moreno Delgado                Director of Telvent; Technical Secretary of Abengoa

Jesus Perez Rodriguez                 Director of Telvent

Eduardo Punset Casals                 Director of Telvent; Professor of Science and Technology at the Chemical
                                      Institute of Ramon Llull University in Barcelona (Spain)

Javier Salas Collantes                Director of Telvent; General Manager of Servicios Financieros, S.A. (Saga)  (a
                                      financial consulting company)

Manuel Sanchez Ortega                 Director and Chief Executive Officer of Telvent;  Executive Vice President of
                                      Telvent Energia y Medio Ambiente, S.A. (a control systems company), a subsidiary of Telvent

Pedro Soares Franco de Avillez        Director of Telvent; Director of Rudyerd Holdings (a math scientific investigation company of Channel Islands)

                                                              SCHEDULE A (CONT')

                                                                     PRESENT PRINCIPAL
              NAME                                                OCCUPATION OR EMPLOYMENT
----------------------------------    ---------------------------------------------------------------------------------

Jose B. Terceiro Lomba                Director of Telvent; Director of Abengoa, President of the Board of Advisors of
                                      Abengoa and Professor at the Autonoma University of Madrid (Spain)

Candido Velazquez-Gaztelu             Director of Telvent; Advisor of the Board of Directors of Abengoa

                                                              SCHEDULE A (CONT')


2. DIRECTORS AND EXECUTIVE OFFICERS OF ABENGOA, S.A. The name and present principal occupation or employment of each director and executive officer of Abengoa and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is c/o Abengoa, Avda. de la Buhaira, 2, 41018 Sevilla, Spain. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Abengoa. All directors and executive officers listed below are citizens of Spain.

                                                                       PRESENT PRINCIPAL
                 NAME                                              OCCUPATION OR EMPLOYMENT
---------------------------------------    --------------------------------------------------------------------------

Felipe Benjumea Llorente                   Director (President of the Board) and Chief Executive Officer of
                                           Abengoa; Vice-Chairman of the Board of Directors of Inversion
                                           Corporativa IC, S.A. (holding company) and Director of the Foundation
                                           Focus-Abengoa

Javier Benjumea Llorente                   Director (Vice President of the Board) and Chief Executive Officer of
                                           Abengoa; President of Inversion Corporativa IC, S.A. (holding company), a Vice President of Compania Sevillana de Electricidad, S.A., (power generation and distribution company), and Director of the Foundation
                                           Focus-Abengoa

Jose Joaquin Abaurre Llorente              Director of Abengoa; Director of Inversion Corporativa IC, S.A. (holding company)

Jose Luis Aya Abaurre                      Director of Abengoa; Director of Telvent and of Inversion Corporativa
                                           IC, S.A. (holding company)

Jose B. Terceiro Lomba                     Director of Abengoa; Director of Telvent, President of the Board of
                                           Advisors of Abengoa and Professor at the Autonoma University of Madrid
                                           (Spain)

Ignacio de Polanco                         Director of Abengoa; President of Tropical Hoteles (a hotel company)
                                           and Assistant to the Presidency of the Prisa Group (a media company)

Miguel A. Jimenez-Velasco                  Secretary of the Board of Directors of Abengoa; Secretary of the Boards
Mazario                                    of Directors of Telvent, Instalaciones Abengoa, S.A. (Inabensa) (an
                                           electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energia, Ingenieria y Construccion
                                           Industrial S.A. (an engineering and construction company in the industrial field), a subsidiary of Abengoa

Amando Sanchez Falcon                      Chief Financial Officer of Abengoa

Javier Salgado Leirado                     Chief Executive Officer of Abengoa Bioenergy Corp. (a bioenergy company), a subsidiary of Abengoa

Manuel Sanchez Ortega                      Director and Chief Executive Officer of Telvent; Executive Vice
                                           President of Telvent Energia y Medio Ambiente, S.A. (a control systems company), a subsidiary of Telvent

                                                              SCHEDULE A (CONT')


                                                                       PRESENT PRINCIPAL
                 NAME                                              OCCUPATION OR EMPLOYMENT
---------------------------------------    --------------------------------------------------------------------------

Alfonso Gonzalez Dominguez                 Director of Telvent; Chief Executive Officer of  Instalaciones Abengoa,
                                           S.A. (Inabensa) (an electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energia,
                                           Ingenieria y Construccion Industrial S.A. (an engineering and construction company in the  industrial field), a subsidiary of Abengoa

Javier Molina Montes                       President of Abensur Servicios Urbanos, S.A. (engineering and construction services provider), a subsidiary of Abengoa; President of
                                           Befesa Medio Ambiente, S.A. (an industrial waste service provider)

Salvador Martos Hinojosa                   President and Chief Executive Officer of ASA Investment (holding company), a subsidiary of Abengoa

                                  EXHIBIT INDEX

           EXHIBIT                                           DESCRIPTION
        ---------------    ---------------------------------------------------------------------------------

              1            Share Purchase Agreement, dated as of July 28, 2003, by and among ViryaNet Ltd.
                           and Telvent GIT, S.A.

              2            Registration Rights Agreement, dated as of August 4, 2003 by and among ViryaNet
                           Ltd. and Telvent GIT, S.A.

              3            Lock-up Agreement, dated as of August 4, 2003 by and among ViryaNet Ltd. and
                           Telvent GIT, S.A.